Filed by Brookfield Mortgage Opportunity Income Fund Inc. (File No. 811-22773)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Mortgage Opportunity Income Fund Inc.
File No. 811-22773

IMPORTANT NOTICE REGARDING YOUR INVESTMENT

BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC.

Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281

August 18, 2016

Dear Shareholder:

Brookfield Mortgage Opportunity Income Fund Inc. (the “Fund”) recently sent to you proxy materials regarding the upcoming Special Meeting of Shareholders.  Your important proxy voting instructions are needed on proposals affecting the Fund.  The Special Meeting initially scheduled for Friday, August 12, 2016 has been adjourned to Thursday, September 1, 2016 in order to allow more shareholders to vote. The adjourned meeting will be held at the offices of Brookfield Investment Management Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281 at 8:30 a.m. Eastern Time.

THE FUND’S RECORDS INDICATE THAT YOU HAVE NOT YET VOTED.  PLEASE TAKE A MOMENT NOW TO CAST YOUR IMPORTANT VOTE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE ADJOURNED SPECIAL MEETING.

THE BOARD OF DIRECTORS OF THE FUND RECOMMENDS A VOTE IN FAVOR OF BOTH PROPOSALS. THIS RECOMMENDATION IS ALSO SUPPORTED BY INSTITUTIONAL SHAREHOLDER SERVICES INC. (“ISS”) AND GLASS, LEWIS & CO., LEADING PROXY ADVISORY FIRMS.

Detailed information about the adjourned Special Meeting and the proposals can be found in the proxy statement.   To simplify matters we have included an additional copy of your proxy card(s) for your convenience.  Should you have any questions about the proposals, or about how to vote, please call 1-800-330-5136. Representatives are available Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

Thank you in advance for your attention to this important matter.

Sincerely,

Brian F. Hurley

President

Voting is easy. Please take a moment now to cast your vote using one of the voting options listed below:

1. Vote by Phone. Simply dial the toll-free number located on the enclosed proxy card. Please have the proxy card available at the time of the call.

2. Vote via the Internet. Simply visit the website indicated on the enclosed proxy card and follow the instructions on the website.

3. Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.